Contact

www.linkedin.com/in/rajivchopra
(LinkedIn)

Top Skills

Business Strategy
SaaS
Start-ups

Honors-Awards

2016 CODiE Finalist for Best Financial Management Software

Rajiv Chopra

Building @ Tripmix
San Francisco Bay Area

Summary

2x Founder, Travel Creator-Entrepreneur and Investor . Sold last startup (B2B SaaS fintech). Now building a platform to help my fellow travel creators build a business. I usually find myself outside - traveling, paddle-boarding, road biking, hiking or learning new things - AI and No-Code

Experience

Tripmix

Founder & Chief Creator
February 2022 - Present (4 years 1 month)
San Francisco Bay Area

Bringing to life my passion project. Building an AI-powered travel app for creators with a travel-obsessed group of designers, entrepreneurs, founders, no-code engineers and digital nomads of all ages.

Klarity

Investor & Advisor
April 2021 - Present (4 years 11 months)
San Francisco Bay Area

YC (S18) > Series B $70M | AI Document Automation

RevStream Inc.

Founder & CEO
November 2006 - July 2018 (11 years 9 months)
Redwood Shores, CA

Acquired by Aptitude Software (LSE: APTD.L)

Trianz

Vice President
April 2002 - November 2006 (4 years 8 months)

Founding VP. Took the firm from a single client to a portfolio of marquee clients regionally and globally.

Bearing Point
Senior Manager
April 1998 - April 2002 (4 years 1 month)

Self-employed
Management Consultant
December 1996 - March 1998 (1 year 4 months)
San Francisco Bay Area

Ernst & Young
Senior Consultant
July 1996 - December 1996 (6 months)

Price Waterhouse
Senior Consultant
August 1993 - July 1996 (3 years)

Education

Texas Tech University - Rawls College of Business
MBA · (1991 - 1993)